UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CONTENTS

Warrant Adjustment

On May 1, 2025, ADS-TEC ENERGY PLC, a public limited company incorporated under the laws of Ireland (the “Company”) ads-tec Energy GmbH, a limited liability company under German law (“GermanCo”), and ads-tec Energy, Inc., a Delaware corporation (the “ADSE US” and together with GermanCo, the “Subsidiary Grantors”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of $53,763,441 (the “Notes”) and (ii) warrants (the “Warrants”) to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of $0.0001 per share (“Ordinary Shares”). The Notes, Warrants and Ordinary Shares issuable upon conversion of the Notes and the exercise of the Warrants were issued pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-284850) (the “Registration Statement”) and the related base prospectus included in the Registration Statement, as supplemented by a prospectus supplement filed on May 1, 2025.

Pursuant to Section 2(d) of the Warrants, if on the seventy-fifth (75th) trading day following May 1, 2025 (i.e., August 19, 2025, the “Adjustment Date”), the exercise price then in effect is greater than 95% of the lowest VWAP of the Ordinary Shares on any trading day during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the Adjustment Date (the “Market Price”), the exercise price shall automatically lower to the Market Price. In accordance therewith, on August 20, 2025, the Company notified the holders of the Warrants of an adjustment to the exercise price of the Warrants from $16.88 per share to $10.31 per share (the “Adjustment Price”).

The foregoing descriptions of the Purchase Agreement and the Warrants are not complete and are subject to and qualified in their entirety by reference to the full text of the SPA and the Warrants, respectively, copies of which are attached as Exhibits 10.1 and 4.1 hereto, respectively, and are incorporated herein by reference.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the SEC on May 12, 2025 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01 Financial Statements and Exhibits

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the SEC on May 1, 2025).
10.1	Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on May 1, 2025).

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Nos. 333-284850, 333-276788 and 333-262281) and Form S-8 (File No. 333-263153) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 21, 2025	ADS-TEC ENERGY PLC

	By:	/s/ Stefan Berndt-von Bülow
		Name:	Stefan Berndt-von Bülow
		Title:	Chief Financial Officer

3